

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 10, 2017

Pavel Buber
Chief Financial Officer
G. Willi-Food International Ltd.
4 Nahal Harif St., Northern Industrial Zone
Yavne 81106, Israel

      Re: G. Willi-Food International Ltd.
              Form 20-F
              Filed April 28, 2016
              File No. 000-29256

Dear Mr. Buber:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Jacqueline Kaufman for

                             Mara L. Ransom
                             Assistant Director
                             Office of Consumer Products